UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                       (Amendment____)

                  OFFLINE CONSULTING, INC.
                      (Name of Issuer)

          Shares of Common Stock, $0.0001 Par Value
               (Title of Class of Securities)

                         676241 10 2
                       (Cusip Number)

               David Lubin & Associates, PLLC
                  26 East Hawthorne Avenue
                   Valley Stream, NY 11580
                  Telephone: (516) 887-8200
                  Facsimile: (516) 887-8250

 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                      December 26, 2006
   (Date of Event which Requires Filing of this Statement)

If  the  filing person has previously filed a  statement  on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check  the following box [  ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Allese Capital LLC

2. Check the Appropriate Box if a Member of a Group (See
Instructions)
                              (a) [__]     (b) [X]

3. SEC Use Only


4. Source of Funds (See Instructions)
    WC*

5. Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)


6. Citizenship or Place of Organization:
   Delaware limited liability company

Number of                7. Sole Voting Power
Shares Beneficially            6,000,000
Owned     By Each        8. Shared Voting Power
Reporting                         -0-
Person                   9. Sole Dispositive Power
                              6,000,000
                         10. Shared Dispositive Power
                                  -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
6,000,000 shares of common stock

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares


13. Percent of Class Represented by Amount in Row (11)
 94% of the issued and outstanding shares of common stock**
14. Type of Reporting Person (See Instructions)
       OO***

*Allese Capital LLC received 6,000,000 shares of the Issuer's common stock in consideration for the payment of an aggregate amount of $600.

**Based on 6,339,980 shares of the Issuer's common stock outstanding as February 23, 2007

***Allese Capital LLC is a Delaware limited liability company.

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Marcello Trebitsch

2. Check the Appropriate Box if a Member of a Group (See
Instructions)
                              (a) [X]     (b) [__]

3. SEC Use Only


4. Source of Funds (See Instructions)
    WC*

5. Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)


6. Citizenship or Place of Organization:
   USA

Number of                7. Sole Voting Power
Shares Beneficially           2,500
Owned     By Each        8. Shared Voting Power
Reporting                    6,000,000
Person                   9. Sole Dispositive Power
                              2,500
                         10. Shared Dispositive Power
                             6,000,000

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
6,002,500 shares of common stock

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares


13. Percent of Class Represented by Amount in Row (11)
 94.7% of the issued and outstanding shares of common stock**
14. Type of Reporting Person (See Instructions)
       IN

*Mr. Trebitsch and his wife Michelle Trebitsch, are 100% owners of Allese Capital LLC.

**Based 6,339,980 shares of the Issuer's common stock outstanding as February 23, 2007

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Michelle Trebitsch

2. Check the Appropriate Box if a Member of a Group (See
Instructions)
                              (a) [X]     (b) [__]

3. SEC Use Only


4. Source of Funds (See Instructions)
    WC*

5. Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)


6. Citizenship or Place of Organization:
   USA

Number of                7. Sole Voting Power
Shares Beneficially           0
Owned     By Each        8. Shared Voting Power
Reporting                   6,000,000
Person                   9. Sole Dispositive Power
                              0
                        10. Shared Dispositive Power
                            6,000,000

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
6,000,000 shares of common stock

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares


13. Percent of Class Represented by Amount in Row (11)
 94.0% of the issued and outstanding shares of common stock**
14. Type of Reporting Person (See Instructions)
       IN

*Mrs. Trebitsch and her husband Marcello Trebitsch are 100% owners of Allese Capital LLC.

**Based 6,339,980 shares of the Issuer's common stock outstanding as February 23, 2007

Item 1. Security and Issuer
This statement relates to the common stock $0.0001 par value, of Offline Consulting, Inc., a Delaware Corporation
(the "Issuer"). The principal offices of the Issuer are located 1166 East 14th Street, Brooklyn, New York 11230.

Item 2. Identity and Background


(1)
(a) Allese Capital LLC, a Delaware limited liability company.
(b) the address of its principal office is 1166 East 14th
Street, Brooklyn, New York 11230.
(c) The principal business activity of the Issuer is investment management
(d)  No criminal convictions.
(e) No civil proceedings.


2.
(a)  Mr. Marcello Trebitsch
(b) 1166 East 14th Street, Brooklyn, New York 11230
(c) He is a managing member of Allese Capital LLC and a self employed independent entrepreneur and business consultant.
(d)  No criminal convictions.
(e) No civil proceedings.
(f) USA

3.
(a) Mrs. Michelle Trebitsch
(b) 1166 East 14th Street, Brooklyn, New York 11230
(c) She is a managing member of Allese Capital LLC.
(d)  No criminal convictions.
(e) No civil proceedings.
(f) USA

Item 3. Source and Amount of Funds or Other Consideration

Allese Capital, LLC used $600 of its working capital as sole consideration to purchase 6,000,000 shares of common stock of Offline Consulting, Inc.

Item 4. Purpose of Transaction

The shares purchased by Allese Capital, LLC constitute a controlling interest in the issuer. Such shares were issued for the purpose of acquiring an interest in the Issuer.

Item 5. Interest in Securities of the Issuer

(a) On April 11, 2006, Allese Capital, LLC was issued 6,000,000 shares of common stock of the Issuer, in consideration for the payment of an aggregate of $600. Such shares represent 94.0% of the issued and outstanding shares of the Issuer. The members and managers of Allese Capital, LLC are Marcello Trebitsch, the Issuer's Chief Executive Officer, Chief Financial Officer, Secretary, and a Director, and his wife, Michelle Trebitsch.

(b) Allese Capital, LLC has the sole power to vote or dispose of 6,000,000 shares of common stock of the Issuer. Mr. Trebitsch and his wife Michelle have the sole power to dispose of 6,000,000 shares of the common stock of the Issuer.

Mr. Trebitsch has the sole power to vote and dispose of an additional 2,500 shares of the common stock of the Issuer.

(c)  Other  than  the  acquisition of  the  shares  reported
herein,   the  Reporting  Persons  have  not  effected   any
transactions in the shares of the Issuer during the past  60 days.

(d) No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item   6.   Contracts,   Arrangements,   Understandings   or
Relationships with Respect to Securities of the Issuer

The   Reporting   persons  do  not   have   any   contracts,
arrangements, understanding or relationships with respect to the securities of the Issuer.

                          SIGNATURE

     After  reasonable  inquiry  and  to  the  best  of   my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 28, 2007


                                Allese Capital LLC


                              /s/ Marcello Trebitsch

                               Marcello Trebitsch
                               Managing Member



                              /s/ Michelle Trebitsch

                               Michelle Trebitsch
                               Managing Member




                              /s/ Marcello Trebitsch

                               Marcello Trebitsch


                              /s/ Michelle Trebitsch

                               Michelle Trebitsch




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                   Joint Filing Agreement


          In accordance with Rule 13d-1(k) under the Securities Exchange Act, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.001 per share, of Offline Consulting, Inc.

          IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this __ day of February, 2007.


                         Allese Capital LLC

                         /s/ Marcello Trebitsch
                         Name: Marcello Trebitsch
                         Title: Managing Member


                         /s/ Marcello Trebitsch
                         Name: Marcello Trebitsch


                         /s/ Michelle Trebitsch
                         Name: Michelle Trebitsch